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               Exhibit 9.1  Press Release dated January 22, 1997
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                                 NEWS RELEASE


Contact:  Linda L. Oldham
          Senior Vice President
          (603) 526-2116


                     NEW HAMPSHIRE THRIFT BANCSHARES, INC.
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                    COMPLETES ACQUISITION OF LANDMARK BANK
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                        EFFECTIVE AT CLOSE OF BUSINESS
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     Newport, New Hampshire, January 22, 1997 -- New Hampshire Thrift
Bancshares, Inc. (Nasdaq: NHTB), and Landmark Bank, a New Hampshire state-chartered bank, announced today that the acquisition of Landmark Bank by Lake Sunapee Bank, fsb, the wholly owned subsidiary of NHTB, will be effective as of the close of business today.

     Following completion of the acquisition, New Hampshire Thrift Bancshares, Inc. will have assets of $315 million. Lake Sunapee will have deposits of $254 million and banking operations in 12 branches throughout Sullivan, Merrimack, Grafton and Hillsborough counties.

     Under the terms of the merger agreement, holders of Landmark Bank's stock may elect to receive $12.00 in cash per share, or exchange their stock for stock in NHTB at a ratio of 1.1707 shares of the common stock of NHTB per Landmark share, subject to 60% of Landmark's stock being converted to stock and 40% to cash. Allocation of the merger consideration is expected to take place in February, 1997.

     At special meetings of the shareholders of NHTB and Landmark held on December 19, 1996, the shareholders of each institution overwhelmingly approved the merger. The following day, the Office of Thrift Supervision approved the merger.

     "We are very pleased and look forward to better serving our community as a result of today's transaction," said Stephen W. Ensign, President and Chief Executive Officer of NHTB, "this represents a significant expansion of our retail franchise."



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